Exhibit 3.1

FIRST AMENDED AND RESTATED

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

BRIDGELINE DIGITAL, INC.

Pursuant to Section 151 if the General Corporation Law of the State of Delaware

BRIDGELINE DIGITAL, INC. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), in accordance with the provisions of Section 151 thereof, DOES HEREBY CERTIFY THAT:

WHEREAS, in accordance with the provisions of Section 151 of the DGCL and pursuant to the authority under the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), the Board of Directors (“Board of Directors” or the “Board”) of the Company is authorized to issue from time to time shares of the Corporation’s Preferred Stock, par value $0.001 per share, in one or more series;

WHEREAS, the Board of Directors previously adopted a resolution authorizing the creation and issuance of a series of Preferred Stock designated as the “Series A Convertible Preferred Stock” (the “Series A Preferred Stock”) and the Certificate of Designations, Preferences and Rights for the Series C Preferred Stock was filed with the Secretary of State of the State of Delaware on October 28, 2014;

WHEREAS, on December 30, 2019, the Board of Directors approved and adopted a resolution (this “Certificate of Designations” or this “Certificate”) for purposes of amending and restating provisions of the Series A Preferred Stock; and

WHEREAS, on December 28, 2019, the holders of more than two-thirds of the shares of Series A Preferred Stock then outstanding approved the following resolution to approve this Certificate of Designations for the Series A Preferred Stock.

NOW THEREFORE, BE IT RESOLVED that, pursuant to authority of the Board of Directors as required by Section 151 of the DGCL, and in accordance with the provisions of its Certificate of Incorporation and Bylaws, each as amended and restated through the date hereof, hereby amends and restates the designation of shares of the Company’s Series A Preferred Stock, and fixes the relative rights, preferences, privileges, powers and restrictions of such series, as follows:

TERMS OF SERIES A CONVERTIBLE PREFERRED STOCK

Section 1.Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Additional Amount” means, as of the applicable date of determination, with respect to each share of Preferred Stock, all declared and unpaid Dividends on such shares of Preferred Stock.

“Alternate Consideration” shall have the meaning set forth in Section 8(b).

“Beneficial Ownership Limitation” shall be 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Preferred Stock held by the applicable Holder.

“Business Day” means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

“Common Stock” means the Company’s common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Common Stock Equivalents” means any securities of the Company or the subsidiaries of the Company, whether or not vested or otherwise convertible or exercisable into shares of Common Stock at the time of such issuance, which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Conversion Amount” means, with respect to each share of Preferred Stock, as of the applicable date of determination, the sum of (1) the Stated Value thereof plus (2) the Additional Amount thereon as of such date of determination.

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Price” means, with respect to each share of Preferred Stock, as of any Conversion Date or other applicable date of determination, $1.75, subject to adjustment as provided herein.

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

“Dividend Date” shall have the meaning set forth in Section 3(b).

“Dividend Notice Due Date” means the tenth (10th) Business Day immediately prior to the applicable Dividend Date.

“Dividend Rate” means (i) during the eighteen (18) month period commencing on the Effective Date, five percent (5.0%) per annum and (ii) commencing after such eighteen (18) month period, twelve percent (12.0%) per annum.

“Effective Date” means the date that this Certificate of Designation is filed with the Secretary of State of Delaware.

“Fundamental Transaction” shall have the meaning set forth in Section 8(b).

“Holder” shall mean the owner of the Preferred Stock.

“Junior Stock” shall have meaning set forth in Section 9.

“Liquidation” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its subsidiaries, taken as a whole.

“Liquidation Funds” shall have meaning set forth in Section 5.

“Mandatory Conversion” shall have the meaning set forth in Section 6(b).

“Mandatory Conversion Date” shall have the meaning set forth in Section 6(b).

“Mandatory Conversion Shares” shall have the meaning set forth in Section 6(b).

“New York Courts” shall have the meaning set forth in Section 10.

“Notice of Conversion” shall have the meaning set forth in Section 6(a).

“Offering” means the offering of the Preferred Stock pursuant to the Confidential Private Placement Memorandum of the Company, dated October 15, 2014, as amended or supplemented from time to time.

“Original Issue Date” shall mean the date of issuance of each share of Preferred Stock.

“Person” means an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust or unincorporated organization.

“Parity Stock” shall have meaning set forth in Section 8.

“PIK Conditions” shall mean that (i) there are authorized but unissued shares of Common Stock available for issuance, and (ii) the total number of PIK Shares issued plus the number of PIK Shares proposed to be issued on the Dividend Payment Date do not exceed 64,000 in the aggregate.

“PIK Election” shall have the meaning set forth in Section 3(b).

“PIK Shares” shall have the meaning set forth in Section 3(b).

“Preferred Stock” shall have the meaning set forth in Section 2.

“Quarterly Dividend Date” shall have the meaning set forth in Section 3(a).

“Required Holders” shall have meaning set forth in Section 8.

“Senior Preferred Stock” shall have meaning set forth in Section 8.

“Stated Value” means $10.00 per share.

“Trading Day” means a day on which the NASDAQ Capital Market or any other trading market or exchange on which the Common Stock may then trade is open for business.

Section 2.    Designation, Amount and Par Value. The series of preferred stock designated by this Certificate of Designations shall be designated as the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”) and the number of shares of Preferred Stock so designated shall be 264,000. Each share of Preferred Stock shall have a par value of $0.001 per share.

Section 3.     Dividends. (a) From and after the Effective Date, each holder of shares of Preferred Stock shall be entitled to receive dividends (“Dividends”), which Dividends shall be paid by the Company out of funds legally available therefor, payable, subject to the conditions and other terms hereof, in PIK Shares or cash, by wire transfer of immediately available funds, on the Stated Value of such shares of Preferred Stock at the Dividend Rate, which shall be cumulative and shall continue to accrue and compound annually whether or not declared and whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends in such fiscal year. Dividends on the shares of Preferred Stock shall commence accumulating on the Effective Date and shall be computed on the basis of a 365-day year and actual days elapsed; provided, however, nothing contained in this Certificate of Designations shall affect each holder’s entitlement to Dividends due and payable on the Preferred Stock on and after the Original Issue Date up to and including the Effective Date according to the Dividend Rate in effect with respect to the Preferred Stock on the day just prior to the Effective Date. Dividends shall be payable quarterly in arrears on the first day of the next applicable quarter (each, a “Quarterly Dividend Date”) with the first Quarterly Dividend Date being January 1, 2020. If a Dividend Date is not a Business Day, then the Dividend shall be due and payable on the Business Day immediately following such Dividend Date.

(b) Dividends shall be payable on each Quarterly Dividend Date, Mandatory Conversion Date, and the Redemption Date (each, a “Dividend Date”), to the record holders of the shares of Preferred Stock on the applicable Dividend Date, Dividends shall be payable in cash or, at the election of the Company (the “PIK Election”) the Company may, so long as the PIK Conditions are fulfilled, pay Dividends in part or full by delivery of additional shares of Preferred Stock (“PIK Shares”). The Company shall deliver a written notice to each Holder on the Dividend Notice Due Date which notice (1) either (A) confirms that Dividends to be paid on such Dividend Date shall be paid entirely in PIK Shares or (B) elects to pay Dividends as cash or a combination of cash and PIK Shares and specifies the amount of Dividends that shall be paid as cash and the amount of Dividends, if any, that shall be paid in PIK Shares and (2) certifies that as of the Dividend Date, the PIK Conditions will be satisfied, if any portion of the Dividends shall be paid in PIK Shares. Dividends to be paid to each Holder on a Dividend Date in PIK Shares shall be paid in a number of fully paid and non-assessable shares (rounded to the nearest whole share) of Preferred Stock equal to the amount of Dividends payable to such Holder on such Dividend Date, less any cash Dividends paid, divided by the Stated Value.

Section 4.     Voting Rights. On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled, on the same basis as holders of Common Stock, to receive notice of such action or meeting, and to cast the number of votes equal to the lesser of: (i) the number of shares of Common Stock into which such shares of Preferred Stock could be converted; and (ii) the number of shares of Common Stock into which such shares of Preferred Stock would be convertible if the conversion price on the record date for the vote or consent of stockholders is deemed to be the closing price of the Company’s Common Stock as of the date of the initial closing of the Offering, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares of Common Stock into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).  Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together on an as-converted basis and not as separate classes. As long as any shares of Preferred Stock are outstanding, the Company may not, without the affirmative vote of the Required Holders, (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend this Certificate of Designations, (b) amend its Certificate of Incorporation or other charter documents in any manner that adversely affects any rights of the Holders, (c) increase the number of authorized shares of Preferred Stock, (d) authorize a new series of preferred stock with dividend, liquidation, voting or other rights senior to or pari passu to the Series A Preferred Stock or (e) enter into any agreement with respect to any of the foregoing.

Section 5.     Liquidation. Upon any Liquidation, the Holders of the Preferred Stock will be entitled to receive out of the assets of the Company, whether from capital or from earnings available for distribution to its stockholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any of shares of Junior Stock, an amount per Preferred Share equal to the Stated Value per share plus any accrued but unpaid Dividends thereon, provided that if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of shares of Parity Stock, then each Holder and each holder of Parity Stock shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder and such holder of Parity Stock as a liquidation preference, in accordance with their respective certificate of designations (or equivalent), as a percentage of the full amount of Liquidation Funds payable to all holders of Preferred Stock and all holders of shares of Parity Stock. To the extent necessary, the Company shall cause such actions to be taken by each of its subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation to be distributed to the Holders in accordance with this Section 5. All the preferential amounts to be paid to the Holders under this Section 5 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Company to the holders of shares of Junior Stock in connection with a Liquidation event as to which this Section 5 applies. A Fundamental Transaction shall not be deemed a Liquidation.

Section 6.     Conversion.

a)  Conversions at Option of Holder. Subject to the provisions of this Section 6, each share of Preferred Stock will be convertible, at any time and from time to time from and after the Effective Date, at the option of the Holder thereof, into Common Stock.  Holders may effect conversions by providing the Company with a conversion notice (a “Notice of Conversion”), which specifies the number of shares of Preferred Stock to be converted, the number of shares of Preferred Stock owned prior to the conversion at issue, the number of shares of Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by facsimile or other form of electronic delivery such Notice of Conversion to the Company (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date will be the date that such Notice of Conversion to the Company is deemed delivered hereunder. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.  To effect conversions of shares of Preferred Stock, a Holder will not be required to surrender the certificate(s) representing such shares of Preferred Stock to the Company unless all of the shares of Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Preferred Stock promptly following the Conversion Date at issue.  Shares of Preferred Stock converted into Common Stock in accordance with the terms hereof will be canceled and may not be reissued.

b)  Mandatory Conversions at Option of Company. Commencing on the Trading Day on which the closing price of the Common Stock on the NASDAQ Capital Market or any other trading market or exchange on which the Common Stock may then trade, has been greater than $2.28 (subject to adjustment in the event of stock splits or stock dividends) for fifteen (15) consecutive Trading Days (subject to the condition that, on any Mandatory Conversion Date, the Mandatory Conversion Shares may be re-sold under an effective registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended), the Company in its sole discretion may effect the conversion of all of the Preferred Stock to Common Stock (a “Mandatory Conversion”) by (i) providing written notice to each Holder of such conversion and (ii) issuing to the Holders the Conversion Shares issuable upon the Mandatory Conversion (the “Mandatory Conversion Shares”). Within five (5) Business Days following receipt of the Mandatory Conversion Shares, each Holder shall return the certificates for its Preferred Shares to the Company, provided that, failure by the Holder to return a certificate for Preferred Shares will have no effect on the Mandatory Conversion pursuant to this Section 6(b), which Mandatory Conversion will be deemed to occur upon the issuance by the Company of the Mandatory Conversion Shares (the “Mandatory Conversion Date”), and the Preferred Stock will be deemed to no longer be outstanding as of the date of such issuance.

c)  Conversion Price. The number of validly issued, fully paid and non-assessable shares of Common Stock issuable upon conversion of each share of Preferred Stock (whether pursuant to Section 6(a) or 6(b)) shall be equal to the quotient of (i) the Conversion Amount and (ii) the Conversion Price in effect on such Conversion Date or Mandatory Conversion Date, as applicable.

d)  Beneficial Ownership Limitation. Notwithstanding anything else to the foregoing herein (including Section 6(b)), the Company may not effect any conversion of the Preferred Stock, and a Holder will not have the right to convert any portion of the Preferred Stock, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s affiliates, and any other person or entity acting as a group together with such Holder or any of such Holder’s affiliates) would beneficially own in excess of the Beneficial Ownership Limitation. For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its affiliates will include the number of shares of Common Stock issuable upon conversion of the Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Preferred Stock beneficially owned by such Holder or any of its affiliates, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including any warrants) beneficially owned by such Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 6(d), beneficial ownership will be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 6(d) applies, the determination of whether the Preferred Stock is convertible (in relation to other securities owned by such Holder together with any affiliates) and of how many shares of Preferred Stock are convertible will be in the sole discretion of such Holder, and the submission of a Notice of Conversion will be deemed to be such Holder’s determination of whether the shares of Preferred Stock may be converted (in relation to other securities owned by such Holder together with any affiliates) and how many shares of the Preferred Stock are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company will have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. For purposes of this Section 6(d), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (A) the Company’s most recent periodic or annual filing with the Securities and Exchange Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent notice by the Company or the Company’s transfer agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Preferred Stock, by such Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. A Holder, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation applicable to its Preferred Stock. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company and shall only apply to such Holder and no other Holder. The provisions of this paragraph will be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 6(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph will apply to a successor holder of Preferred Stock.

 e)  Mechanics of Conversion at Option of Holder

i.    Delivery of Certificate Upon Conversion. Not later than three Trading Days after each Conversion Date, the Company shall deliver, or cause to be delivered, to the converting Holder a certificate or certificates which will contain appropriate restrictive legends and trading restrictions representing the number of Conversion Shares being acquired upon the conversion of shares of Preferred Stock. On or after the Effective Date, the Company shall, upon request of such Holder, use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section 6 electronically through the Depository Trust Company or another established clearing corporation performing similar functions. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the third Trading Day after the Conversion Date, the applicable Holder shall be entitled to elect to rescind such Conversion Notice by written notice to the Company at any time on or before its receipt of such certificate or certificates, in which event the Company shall promptly return to such Holder any original Preferred Stock certificate delivered to the Company and such Holder shall promptly return to the Company any Common Stock certificates representing the shares of Preferred Stock unsuccessfully tendered for conversion to the Company.

ii.   Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Preferred Stock, not less than such aggregate number of shares of the Common Stock as are issuable (taking into account the adjustments of Section 8) upon the conversion of all outstanding shares of Preferred Stock.  The Company covenants that all shares of Common Stock so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

iii.  Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preferred Stock.   As to any fraction of a share which a Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.

iv.  Transfer Taxes.  The issuance of certificates for shares of the Common Stock on conversion of this Preferred Stock will be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Company will not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holders of such shares of Preferred Stock and the Company will not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof will have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

f)  Record Holder. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date or Mandatory Conversion Date, as applicable.

Section 7.     Company’s Redemption Option.  The Company may redeem all or a portion of the Preferred Stock outstanding upon ten (10) business days’ prior written notice (the “Company’s Redemption Notice”) in cash at a price per share of Preferred Stock equal to the 100% of the Stated Value plus all accrued and unpaid Dividends after the Effective Date (the “Company’s Redemption Price”); provided, however, that if a holder has delivered a Notice of Conversion to the Company for all or a portion of the Preferred Stock held by such holder, such shares of Preferred Stock designated to be converted may be converted by such holder. The Company’s Redemption Notice shall state the date of redemption, which date shall be ten (10) business days after the Company has delivered the Company’s Redemption Notice (the “Company’s Redemption Date”), the Company’s Redemption Price and the number of shares to be redeemed by the Company. The Company shall deliver the Company’s Redemption Price to the holder(s) within ten (10) business days after the Company has delivered the Company’s Redemption Notice (the “Redemption Date”); provided, however, that if the holder(s) delivers a Notice of Conversion before the Redemption Date, then the portion of the Company’s Redemption Price which would be paid to redeem the shares of Preferred Stock covered by such Notice of Conversion shall be returned to the Company upon delivery of the Common Stock issuable in connection with such Notice of Conversion to the holder(s). On the Redemption Date, the Company shall pay the Company’s Redemption Price, subject to any adjustment pursuant to the immediately preceding sentence, to the holder(s) on a pro rata basis; provided, however, that upon receipt by the Company of the Preferred Stock certificates to be redeemed pursuant to this Section 7, the Company shall, on the next business day following the date of receipt by the Company of such Preferred Stock certificates, pay the Company’s Redemption Price, subject to any adjustment pursuant to the immediately preceding sentence, to the holder(s) on a pro rata basis.

Section 8.     Certain Adjustments.

a)  Stock Dividends and Stock Splits.  If the Company, at any time while the Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, will not include any shares of Common Stock issued by the Company upon conversion of this Preferred Stock); (B) subdivides outstanding shares of Common Stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (D) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Conversion Price will be multiplied by a fraction of which the numerator will be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator will be the number of shares of Common Stock, or in the event that clause (D) of this Section 8(a) will apply shares of reclassified capital stock, outstanding immediately after such event.  Any adjustment made pursuant to this Section 8(a) will become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will become effective immediately after the Effective Date in the case of a subdivision, combination or re-classification.

b)  Fundamental Transaction. If, at any time while this Preferred Stock is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of this Preferred Stock, the Holders shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”).  For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall adjust the Conversion Price in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Preferred Stock following such Fundamental Transaction.  To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new certificate of designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 8(b) and insuring that this Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

c)  Calculations.  All calculations under this Section 8 will be made to the nearest cent or the nearest share, as the case may be.  For purposes of this Section 8, the number of shares of Common Stock deemed to be issued and outstanding as of a given date will be the sum of the number of shares of Common Stock (excluding any treasury shares of the Company) issued and outstanding.

d)  Notice to the Holders.

i.    Adjustment to Conversion Price.  Whenever the Conversion Price is adjusted pursuant to any provision of this Section 8, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

ii.   Notice to Allow Conversion by Holder.  If, while the Preferred Stock is outstanding, (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Preferred Stock, and shall cause to be delivered to each Holder at its last address as it shall appear upon the stock books of the Company, at least 20 Trading Days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.  The Holder shall be entitled to convert Preferred Stock (or any part hereof) during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice.

Section 9.     Ranking. Except to the extent that the holders of at least 2/3rds of the outstanding Preferred Shares (the “Required Holders”) expressly consent to the creation of Parity Stock (as defined below) or Senior Preferred Stock (as defined below) in accordance with Section 4, all shares of capital stock of the Company shall be junior in rank to all Preferred Shares with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (such junior stock is referred to herein collectively as “Junior Stock”). The rights of all such shares of capital stock of the Company shall be subject to the rights, powers, preferences and privileges of the Preferred Shares. Without limiting any other provision of this Certificate of Designations, without the prior express consent of the Required Holders, voting separate as a single class, the Company shall not hereafter authorize or issue any additional or other shares of capital stock that is (i) of senior rank to the Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Senior Preferred Stock”), (ii) of pari passu rank to the Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Parity Stock”) or (iii) any Junior Stock having a maturity date (or any other date requiring redemption or repayment of such shares of Junior Stock) that is prior to the date no Preferred Shares remain outstanding. In the event of the merger or consolidation of the Company with or into another corporation, the Preferred Shares shall maintain their relative rights, powers, designations, privileges and preferences provided for herein and no such merger or consolidation shall result inconsistent therewith.

Section 10.     Miscellaneous.

a)  Notices.  Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, electronic mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth in the Purchase Agreement or address as the Company may specify for such purposes by notice to the Holders delivered in accordance with this Section.  Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally or sent by a nationally recognized overnight courier service addressed to each Holder at the address of such Holder appearing on the books of the Company, or if no such address appears on the books of the Company, at the principal place of business of the Holders.  Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service, or upon actual receipt by the party to whom such notice is required to be given.

b)  Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay accrued dividends and accrued interest, as applicable, on the shares of Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

c)  Lost or Mutilated Preferred Stock Certificate.  If a Holder’s Preferred Stock certificate becomes mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof reasonably satisfactory to the Company.

d)  Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof.  Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) may be commenced only in the state and federal courts sitting in City of New York, Borough of Manhattan (the “New York Courts”).  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

e)  Waiver.  Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders.  The failure of the Company or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation.  Any waiver by the Company or a Holder must be in writing.

f)  Severability.  If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.  If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

g)  Status of Converted Preferred Stock.  If any shares of Preferred Stock shall be converted or reacquired by the Company, such shares shall resume the status of authorized but unissued Preferred Stock, provided, however, that such shares may be reissued only as PIK Shares.

h)  Status of Unissued Preferred Stock. The Company may issue any remaining authorized but unissued shares of Preferred Stock following expiration or termination of the Offering only as PIK Shares.

i)   Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designations, and will at all times in good faith carry out all the provisions of this Certificate of Designations and take all action as may be required to protect the rights of the Holders. Without limiting the generality of the foregoing or any other provision of this Certificate of Designations, the Company (i) shall not increase the par value of any shares of Common Stock receivable upon the conversion of any Preferred Shares above the Conversion Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the conversion of Preferred Shares and (iii) shall, so long as any Preferred Shares are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Preferred Shares, the maximum number of shares of Common Stock as shall from time to time be necessary to effect the conversion of the Preferred Shares then outstanding (without regard to any limitations on conversion contained herein).

IN WITNESS WHEREOF, the undersigned declares under penalty of perjury under the laws of the State of Delaware that he has read the foregoing Certificate of Designation and knows the contents thereof, and that he is duly authorized to execute the same on behalf of the Company, this 31st day of December, 2019.

/s/Roger Kahn
Name: Roger Kahn Title: Chief Executive Officer